

September 20, 2022

Gregory J. Peterson
Senior Vice President and Chief Financial Officer
Southwest Gas Holdings, Inc.
8360 S. Durango Drive
Post Office Box 98510
Las Vegas, Nevada 89193-8510

> **Re: Southwest Gas Holdings, Inc.**
> **Southwest Gas Corporation**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 8-K filed August 9, 2022**
> **File Nos. 1-37976 and 1-07850**

Dear Mr. Peterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 1A. Risk Factors
The Company's operating results may be adversely impacted by prolonged inflationary periods., page 17

1. We note your risk factor indicating that your operating results may be adversely impacted by prolonged inflationary periods. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Exhibit 13.01
Note 1. Background, Organization, and Summary of Significant Accounting Policies
Goodwill, page 39

2. We note net income of the Utility Infrastructure Services segment decreased $34.4 million in 2021 compared to 2020. In addition, the net income of the segment for the 6 months ended June 30, 2022 declined to a loss of $18.7 million compared to net income of $14.3 million for the six months ended June 30, 2021. We note you acquired Riggs Distler in August 2021, however you also disclose an increase in expenses due to inflation, as well as inefficiencies from equipment and facility utilization and under-absorption of other fixed costs due to reduced work from two large customers in 2021. Given these reasons, as well as the announcement to separate Centuri in March 2022, please tell us the factors considered to determine impairment of goodwill for the Utility Infrastructure Services segment was not required. Specifically, address the qualitative factors outlined in ASC 350-20-35-3C to support your determination and tell us how you determined it is not more likely than not that the fair value of the reporting unit is less than its carrying amounts and therefore, the quantitative impairment test is unnecessary in accordance with ASC 350-20-35-3D. Last, given your announcement that you plan to separate Centuri from Southwest Gas Holdings, Inc. within the next nine to twelve months, please tell us if you have performed a quantitative analysis of the fair value of Centuri. If so, to the extent the estimated fair value was not substantially in excess of the carrying value, please disclose the percentage by which the fair value exceeded the carrying value in management's discussion and analysis.

Form 8-K filed August 9, 2022

Exhibit 99.01
Reconciliation of non-GAAP financial measures of Adjusted net income (loss) and Adjusted diluted earnings per share and their comparable GAA

3. We note you include a line item in your non-GAAP measures titled "Nonrecurring stand-up costs associated with integrating Mountain West, net of tax." Please tell us the types of costs that are included in this adjustment and quantify the amounts separately in your response. To the extent you have included expenses that are normal, recurring, cash operating expenses necessary to operate your business, please remove these adjustments from future filings. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

4. In your non-GAAP reconciliations of adjusted net income, you present adjustments net of tax. Please revise to present the tax effects of non-GAAP adjustments as a separate adjustments and provide an explanation of how the tax impacts are calculated. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Branch Chief, at (202) 551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation